UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-42016

Neo-Concept International Group Holdings Ltd

(Registrant’s Name)

10/F, Seaview Centre

No.139-141 Hoi Bun Road

Kwun Tong

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Issuance of Class B Ordinary Shares

On August 25, 2026, the board of directors (the “Board”) of Neo-Concept International Group Holdings Ltd (the “Company”) approved the allotment and issuance of 140,000 class B ordinary shares of par value US$0.0025 each of the Company (the “Class B Ordinary Shares”) to Mr. Pengfei Jiang (“Mr. Jiang”), the Chairman of the Board, Chief Executive Officer and a director of the Company, at par value of US$0.0025 per share, for an aggregate subscription price of US$350.00, to be credited as fully paid (the “Share Issuance”). The Class B Ordinary Shares are redeemable by the Company at par value at any time at the option of the Board, and each Class B Ordinary Share will be automatically converted into one class A ordinary share of the Company upon any transfer thereof.

Each Class B Ordinary Share carries thirty (30) votes, and each class A ordinary share of the Company carries one (1) vote. Prior to the Share Issuance, all of the Company’s 2,364,282 issued and outstanding ordinary shares consisted of class A ordinary shares, and the Company’s shareholder base is widely dispersed. The Share Issuance is intended to strengthen the ability of the Board and the management to maintain the continuity and stability of the Company’s management and to implement the Company’s short-term and long-term development plans and sustainable development strategy, without undue distraction from short-term fluctuations in the capital markets. The Board further believes that the super-voting structure serves the interests of the Company’s shareholders by rendering more difficult, and less likely to succeed, any hostile takeover of the Company by a third party, unsolicited tender offer or proxy contest, or accumulation of control by a holder of a large block of the Company’s ordinary shares, in each case where the Board determines that such attempt would not be in the best interests of the Company and its shareholders and could deprive shareholders of the long-term value of the Company’s development strategy. The Company is not aware of any proposed or pending attempt to acquire control of, or to accumulate a large block of, the Company’s ordinary shares.

Mr. Jiang declared his interest in the Share Issuance to the Board pursuant to the Company’s second amended and restated memorandum and articles of association, and the Share Issuance, as a related party transaction, was reviewed and approved by the Audit Committee of the Board. Immediately following the Share Issuance, the 140,000 Class B Ordinary Shares held by Mr. Jiang will carry an aggregate of 4,200,000 votes, representing approximately 64.0% of the aggregate voting power of the Company’s issued and outstanding ordinary shares.

Changes in Chairmanship of Committees of the Board of Directors

Effective August 25, 2026, the Board appointed Mr. Chun Kwok Wong (“Mr. Wong”), an independent director of the Company, as the chairman of the Audit Committee of the Board, and Mr. Billy Chun Fai Tang, an independent director of the Company, as the chairman of the Nominating and Corporate Governance Committee of the Board, in place of Mr. Wong. Mr. Tian Zheng remains the chairman of the Compensation Committee of the Board. Following the foregoing appointments, each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee of the Board comprises Mr. Chun Kwok Wong, Mr. Billy Chun Fai Tang and Mr. Tian Zheng, each an independent director of the Company.

Application of Home Country Practice Rules

The Company is a foreign private issuer as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended. Nasdaq Listing Rule 5615(a)(3)(A) permits a foreign private issuer to follow the corporate governance practices of its home country in lieu of certain Nasdaq corporate governance requirements, including the shareholder approval requirements under Nasdaq Listing Rule 5635. The laws of the Cayman Islands, the Company’s home country, do not require shareholder approval for the issuance of securities in a transaction of the type described in this Report, and the Company’s second amended and restated memorandum and articles of association do not prohibit the Company from following such home country practice. Accordingly, the Company has elected to follow the home country practice of the Cayman Islands in lieu of the shareholder approval requirements under Nasdaq Listing Rules 5635(b) and 5635(d) with respect to the Share Issuance, and no approval of the Share Issuance by the Company’s shareholders is required.

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into the registration statements on Form F-3 (Registration No. 333-297635) and Form S-8 (Registration No. 333-296803) of Neo-Concept International Group Holdings Ltd and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or statements subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2026

Neo-Concept International Group Holdings Ltd

By:	/s/ Pengfei Jiang
Name:	Pengfei Jiang
Title:	Chief Executive Officer, Chairman of the Board and Director

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